EXHIBIT 11.12

SECURED GOLD LOAN AMENDMENT AGREEMENT

THIS AGREEMENT is dated as of June 26, 2024.

BETWEEN:

ALMADEX Minerals Ltd., a company incorporated under the laws of Canada

(“Lender”)

AND:

Almaden Minerals Ltd., a company incorporated under the laws of the Province of British Columbia

(“Borrower”, and collectively with Lender the “Parties”)

RECITALS:

A.	The Parties previously entered into a Secured Gold Loan Agreement as of the 14th day of May, 2019 (the “Original Agreement”) pursuant to which Lender loaned certain gold bullion to Borrower.

B.	A dispute has arisen relating to Borrower’s investments in Mexico, through its subsidiary Minera Gorrion S.A. de C.V. (“Gorrion”), in connection with the Property. Measures taken by Mexico breach Chapter 9 of the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”), including in particular Articles 9.4, 9.5, 9.6 and 9.8 of the CPTPP. Borrower and Gorrion have potential claims in respect of such dispute, including without limitation through consultation and negotiation under Article 9.18 of the CPTPP or, if the investment dispute is not resolved within six months of the receipt by Mexico of a written request for such consultation, through a claim under Article 9.19 of the CPTPP (the “Claims”).

C.	The Parties have agreed to amend the Original Agreement on the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties covenant and agree as follows:

1.	Definitions

1.1	Capitalized terms used but not defined in this Agreement have the same meanings as set out in the Original Agreement, unless otherwise specified in this Agreement. The term “this Agreement” means this Secured Gold Loan Amendment Agreement.

2.	Maturity Date

2.1	Section 2 of the Original Agreement is hereby deleted and replaced with the following:

“Maturity Date. The Loan, plus any accrued but unpaid interest, shall be fully due and payable on the earlier of:

(i)	March 31, 2030; and

(ii)	receipt by Borrower or Gorrion of payment of any monies or other compensation, resolution, settlement or award as a result of prosecution or pursuit of the Claims in excess of the Claims Cost (as hereinafter defined)

(the “Maturity Date”), unless terminated in accordance with Section 7. On the Maturity Date, Borrower shall repay the outstanding Loan Value on the Maturity Date to Lender without notice (other than with respect to the form of repayment as set forth below) or other demand (“Loan Repayment”). Loan Repayment shall be made by Borrower in one of the two (2) manners described below, the manner to be selected at the sole discretion of Lender:

(a)	Gold Return – Physical delivery of that amount of gold (the same type, purity and condition as the Gold loaned), equal to the Loan Value on the business day prior to the Maturity Date, by Borrower to Lender’s account at Asahi Refining Canada Ltd. in Brampton, Ontario; or

(b)	Shares – Common shares (“Shares”) of Borrower having a market value equal to the Loan Value on the Maturity Date. For purposes of this Agreement, the deemed price of each Share shall be equal to 95% of the five (5) trading day volume weighted average price of the Shares trading on the Toronto Stock Exchange or an equivalent North American stock exchange or quotation system for the five (5) consecutive trading days immediately preceding the business day prior to the date of payment (the “Market Rate”). Any exchange rate will be calculated based on the exchange rate for US dollars converted into Canadian dollars published by the Bank of Canada for the business day prior to the date of payment.

Lender shall notify Borrower of the manner of Loan Repayment at least five (5) business days prior to the Maturity Date. Borrower’s delivery of the Gold or Shares as Loan Repayment shall be made on the Maturity Date. No deductions shall be made with respect to the Loan Repayment, Borrower being solely responsible for any transaction costs or fees associated therewith.”

3.	Shares

3.1	Section 7 of the Original Agreement is hereby deleted and replaced with the following:

“Shares. Up to a maximum of 13,722,000 Shares are issuable pursuant to Sections 2(b), 3(b), 6 and 15. If any additional payments are required under said Sections, the balance of the Loan Value shall be paid by physical delivery of that amount of gold (the same type, purity and condition as the Gold loaned) equal to the balance of the Loan Value, by Borrower to Lender’s account at Asahi Refining Canada Ltd. in Brampton, Ontario.”

4.	Covenants of Borrower

4.1	Section 12(a) of the Original Agreement is hereby deleted and replaced with the following:

“to maintain its interest in the Property and to keep the Property in good standing or to be actively engaged in legal efforts to restore or seek recompense for the Property, including without limitation by prosecuting and pursuing the Claims;”

5.	Claim Payment

5.1	In consideration for Lender’s agreement to the amendments set out in Sections 2, 3, 4 and 5 of this Agreement, within five (5) business days of receipt by Borrower or Gorrion of payment of any monies or other compensation, resolution, settlement or award as a result of prosecution or pursuit of the Claims, Borrower shall pay to Lender two percent (2%) of such monies or other compensation, resolution, settlement or award received by Borrower or Gorrion in connection with the Claims (the “Claim Payment”). A Claim Payment shall be made by Borrower to Lender in respect of any and all monies or other compensation, resolution, settlement or award paid to Borrower or Gorrion as a result of prosecution or pursuit of the Claims (for the sale of clarity, net of the Almadex Proceeds as that term is defined in the Litigation Management Agreement executed by the Lender and Borrower on June 26, 2024), irrespective of whether such monies or other compensation, resolution, settlement or award are paid in a single or multiple tranches or installments. Each Claim Payment shall be made in US dollars in immediately available funds. The Claim Payment shall be subordinate only to (a) the Capital Provider’s Entitlement (as such term is defined in the Capital Provision Agreement dated June 26, 2024), (b) the Make Whole Fee and Uplift Fees (as such terms are described in the engagement letter with Boies Schiller Flexner dated June 26, 2024) and (c) any amounts payable pursuant to the terms of a key person(s) or management retention agreement(s) relating to the Claims (with items a, b, and c above collectively referred to as the “Claim Costs”). The Borrower will be solely responsible for any transaction costs or fees associated with the Claim Payment, which will be paid out of any balance remaining after deduction of the Claim Costs.

5.2	For greater certainty, the Parties acknowledge and agree that any Claim Payment is in addition to, and not in substitution of, the Borrower’s obligation to repay the Loan, pay Interest, and make any Loan Prepayment under the Original Agreement, as hereby amended.

5.3	Borrower shall notify Lender immediately of any monies or other compensation, resolution, settlement or award paid to Borrower or Gorrion as a result of prosecution or pursuit of the Claims in excess of the Claims Cost.

5.4	The prosecution, pursuit or defence of the Claims will be at the sole instigation, carriage, cost and benefit of Borrower and Gorrion, and Borrower and Gorrion will have the sole and unfettered right to compromise or settle any or all of the Claims and the right to execute any releases, discontinuances, consent dismissals and related documents.

6.	General

6.1	The Parties acknowledge that, except as otherwise indicated herein, the Original Agreement, as amended hereby, shall continue unamended and remain in full force and effect and this Agreement shall have effect so far as practicable as if all the provisions of each of the Original Agreement and this Agreement were contained in the one instrument.

6.2	The Parties shall use commercially reasonable efforts to take all steps, execute all documents and do all such acts and things as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

6.3	This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

6.4	This Agreement and any non-contractual obligations arising from or connected with it shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

6.5	This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic email in PDF format shall be effective as delivery of a manually executed counterpart of this Agreement.

[signature page follows]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

ALMADEX MINERALS LTD.
By:	/s/ Korm Trieu
Authorized Signatory: Korm Trieu

ALMADEN MINERALS LTD.
By:	/s/ Douglas McDonald
Authorized Signatory: Douglas McDonald

Signature Page – Secured Gold Loan Amendment Agreement